EXHIBIT I


      SECURITIES AND EXCHANGE COMMISSION
      (RELEASE NO. 35-_________; 70-____)

      JERSEY CENTRAL POWER & LIGHT COMPANY
      METROPOLITAN EDISON COMPANY
      PENNSYLVANIA ELECTRIC COMPANY

      NOTICE OF PROPOSAL TO AMEND FUEL LEASE ARRANGEMENTS

      Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed") and Pennsylvania Electric Company ("Penelec"), 2800 Pottsville Pike, Reading, Pennsylvania (collectively, the "GPU Companies"), each electric utility subsidiaries of GPU, Inc., a registered holding company, have filed an application pursuant to Sections 9(a) and 10 of the Public Utility Holding company Act of 1935 and Rule 54 thereunder.

      By Orders dated August 15, 1991 (HCAR No. 25361) and October 25, 1995 (HCAR No. 26400) (collectively, the "Orders"), the Commission, among other things, authorized JCP&L, Met-Ed and Penelec to enter into separate fuel lease agreements and to establish related financing arrangements to provide for the acquisition costs of nuclear fuel and certain related costs and services ("Acquisition Costs") for the Three Mile Island Unit 1 nuclear generating station ("TMI-1") and the Oyster Creek nuclear generating station ("Oyster Creek"). The GPU Companies jointly own TMI-1 in the following percentages:
Met-Ed - 50%; JCP&L - 25%; and Penelec - 25%. JCP&L owns 100% of Oyster Creek. TMI-1 and Oyster Creek are operated and maintained on behalf of the GPU Companies by GPU Nuclear, Inc., a subsidiary of GPU.


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      Pursuant  to  the  Orders,   a  nuclear  fuel  trust  ("Fuel  Trust")  was
established in accordance with a trust agreement ("Trust Agreement") under which United States Trust Company of New York acts as trustee (the "Trustee"). The Fuel Trust is the sole stockholder of two non-affiliated Delaware corporations,
TMI-1  Fuel  Corp.  and  Oyster  Creek  Fuel  Corp.  (collectively,   the  "Fuel
Companies") which own certain nuclear fuel assemblies and component parts ("Nuclear Material") for use at TMI-1 and Oyster Creek, respectively. The GPU Companies have entered into separate Existing Lease Agreements ("Existing Lease Agreements") by which TMI-1 Fuel Corp. leases Nuclear Material for TMI-1 to the GPU Companies in proportion to their respective undivided ownership interests in TMI-1, and Oyster Creek Fuel Corp. leases Nuclear Material for Oyster Creek to JCP&L. In order to finance their acquisition of Nuclear Material, the Fuel Companies have entered into separate credit agreements, each dated as of November 17, 1995 (collectively, "Existing Credit Facilities"), providing for aggregate borrowings of up to $210 million and under which (i) letters of credit (under which the GPU Companies have the reimbursement obligations) have been issued by Union Bank of Switzerland, New York Branch ("UBS"), as agent, to provide credit enhancement for commercial paper to be issued by the Fuel Companies and (ii) revolving credit loans may be made by the lenders under the Existing Credit Facilities to the Fuel Companies.

      The financing arrangements with UBS and the Existing Credit Facilities lenders are scheduled to expire on November 17, 1998 unless renewed. Following discussions with UBS and other potential lending sources, the GPU Companies have determined not


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to renew  the  existing  arrangements  with UBS but  instead  to  replace  these financing arrangements with an arrangement provided by the new lenders. To this end, the GPU Companies and the Fuel Companies have obtained a commitment from The First National Bank of Chicago ("First Chicago") and PNC Bank, N.A. (collectively, the "Agents") to provide new revolving credit facilities through a syndicate of banks ("New Lenders") in the aggregate amount of $190 million ("New Credit Facilities") to replace the Existing Credit Facilities which support the issuance of commercial paper by the Fuel Companies. The Existing Credit Facilities, related notes and letters of credit issued by UBS would be terminated.

             The Existing Lease Agreements provide for an initial term of up to 20 years, subject to early termination upon the occurrence of certain events.
      Under the Existing Lease Agreements, each GPU Company pays to the lessor a monthly rental payment consisting of (i) a British Thermal Unit, or so-called "burn-up," charge ("BTU Charge") and (ii) a lease rate paid in arrears ("Lease Rate"). The BTU Charge consists of an amount based upon the rate of consumption of the fuel in the reactor. During the term of a lease, the GPU Company which is a party thereto may revise the BTU Charge to reflect changes in the anticipated operating life, energy output or utilization of the Nuclear Material, as initially estimated. To the extent that a GPU Company makes BTU Charge payments to the lessor under a lease, the amount of outstanding Acquisition Costs is correspondingly reduced, thereby creating availability under the lease for the lessor to acquire additional Nuclear Material.


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      The Lease Rate,  which is based upon the  unamortized  cost of the Nuclear
Material from time to time, is based on the rates payable on outstanding commercial paper or notes issued by the Fuel Companies from time to time. Each of the GPU Companies is required to make monthly Lease Rate payments to the lessor and to make BTU Charge payments beginning as of the time fuel consumption commences. At May 31, 1998, an aggregate of approximately $154 million of
unrecovered   Acquisition  Costs  were  outstanding  under  the  Existing  Lease
Agreements  at a  current  Lease  Rate of  5.57%  per  annum,  based on the Fuel
Companies   outstanding   commercial  paper.  Except  as  provided  below,  upon
termination of a lease, the GPU Company which is a party thereto is obligated to pay to the lessor the "Stipulated Casualty Value" of any Nuclear Material acquired by the lessor, which amount is designed to reflect the then unamortized cost of the Nuclear Material plus all other amounts which may be owed to the lessor. However, the GPU Company would use its best efforts to dispose of such Nuclear Material on behalf of the lessor to a third party; the proceeds of any such disposition in excess of the Stipulated Casualty Value would be paid to the lessor. If a lease is voluntarily terminated by the lessor, the GPU Company is required to purchase the Nuclear Material but may, at its option, do so during the five-month notice period at the higher of (i) its then fair market value and
(ii) the Stipulated Casualty Value. If a GPU Company does not exercise such option, or in the event it elects voluntarily to terminate a lease, it would pay the lessor the Stipulated Casualty Value of the Nuclear Material in the manner described above. If a GPU Company is unable to dispose of the Nuclear Material to a third party upon termination of a


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lease, the lessor may then convey the Nuclear Material to the GPU Company.
     Under the Existing Credit Facilities, the Fuel Companies issue and sell their commercial paper from time to time to finance Acquisition Costs of Nuclear Material. To reduce borrowing costs, the Fuel Companies' commercial paper credit is enhanced through the issuance by UBS of letters of credit ("LCs") in an aggregate face amount of up to $210,000,000 outstanding at any time, subject to the following sublimits: JCP&L ($127.5 million), Met-Ed ($55 million) and Penelec ($27.5 million). The commercial paper is evidenced by commercial paper notes ("CP Notes"). The CP Notes are deposited with a commercial paper depository and sold to or through commercial paper dealers.
      Each Fuel Company has agreed to reimburse the lenders for any drawings made under the LCs issued for that Fuel Company. The Fuel Companies are also entitled to borrow under the Existing Credit Facilities to provide for direct borrowings in lieu of issuing CP Notes. To evidence its obligations to repay such direct borrowings, each Fuel Company has issued to the lenders its promissory notes ("Existing Notes"). The aggregate principal amount of Existing Notes outstanding at any time may not exceed the lesser of (a) $210,000,000 less the outstanding principal amount of CP Notes and (b) the Stipulated Casualty Value of all Nuclear Material under lease at such time, less the outstanding principal amount of CP Notes.

            The Existing Notes are secured by the Existing Lease Agreements, related lease payments made thereunder and Nuclear Material, and bear interest at either an Alternative Base Rate or a Eurodollar Rate. The Alternative Base Rate is a fluctuating annual rate equal to the higher of (i) the UBS's publicly
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announced  prime  rate and  (ii) 50 basis  points  above  the rate on  overnight
Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers. Eurodollar Rate Notes bear interest at the Eurodollar Rate plus the Applicable Margin and are fixed at the Fuel Company's option for interest periods of 1, 2, 3 or 6 months. The Eurodollar Rate is defined as the annual interest rate for deposits in U.S. dollars as reported in the Dow Jones Telerate system or if such rate is not reported, at the LIBOR rate, in each case for the two business day period prior to such interest period. The Applicable Margin ranges from 27.5 to 65 basis points depending on the GPU Company's senior secured long term debt ratings assigned by Standard & Poor's Ratings Group, Moody's Investors Service, Inc. or Duff & Phelps.

            Under the Existing Credit Facilities, the Fuel Companies may, upon three business days notice, prepay Existing Notes. In addition, the Fuel Companies are obligated to prepay Existing Notes in amounts equal to the sum of
(a) the cost of Nuclear Material consumed plus any associated finance charges incurred in connection therewith which the Fuel Companies are unable to capitalize (Basic Rent) in excess of the interest and principal payments due on indebtedness of the Fuel Companies and other costs incurred in connection with the Existing Credit Facilities and the certain related financing documents (Monthly Debt Service) and (b) the amount received by the Fuel Companies related to a sale or transfer (other than by lease) of the Nuclear Material to the GPU

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Companies or a third party. Under the New Credit Facilities,  the Fuel Companies will continue to issue their commercial paper ("New CP Notes") from time to time to finance Acquisition Costs for Nuclear Material. The New Credit Facilities would have a term of 364 days and would permit outstanding borrowings of up to an aggregate of the lesser of (a) $190,000,000 less the outstanding principal amounts of New CP Notes and (b) the Stipulated Casualty Value of all Nuclear Material then under lease, less the outstanding principal amount of New CP Notes. The Fuel Companies would also be able to borrow directly under the New Credit Facilities in lieu of issuing New CP Notes, and would issue their promissory notes to the New Lenders evidencing such borrowings. There would, however, be no letter of credit or other credit support for the New CP Notes.

            Fuel Companies would pledge the Existing Lease Agreements to the New Lenders as collateral security for such obligations.

            Notes issued under the New Credit Facilities would mature no longer than 364 days from date of issuance and would bear interest at either the ABR Rate or the Eurodollar Rate plus .40%. The ABR Rate is a fluctuating annual rate equal to the greater of (i) First Chicago's corporate base rate or (ii) the Federal funds rate plus 1/2% per annum. The Eurodollar Rate is the rate at which First Chicago offers to place deposits in U.S. dollars with first-class banks in the London interbank market at 11:00 a.m. (London time) two business days prior to the borrowing date in the approximate amount of, and for a maturity corresponding to, First Chicago's (in its capacity as a Lender) portion of the loan, adjusted for Federal Reserve Board reserve requirements. Interest periods for Eurodollar Rate-based loans will be 1, 2, 3 or 6 months. Interest will be payable in arrears (i) with respect to ABR-based loans on the last day of each quarter, (ii) with respect to Eurodollar Rate-based loans on the last day of

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each  interest  period and, in the case of an interest  period longer than three months, quarterly and (iii) in any event upon any prepayment (whether due to acceleration or otherwise) and at maturity. Interest on all loans and fees will be calculated for actual days elapsed-on the basis of a 360-day year.

             The Fuel Companies would pay the following fees in connection with the New Credit Facility: (i) an Arrangement Fee to the Agents of $40,000; (ii) an annual Administration Fee to First Chicago of $16,000; and (iii) a Commitment Fee to the New Lenders of .125% per annum on each such lender's average daily unused commitment under the New Credit Facility.

            In addition, the GPU Companies have agreed to pay certain transaction expenses in connection with the execution of the amended and restated Existing Lease Agreements, the establishment of the New Credit Facilities and the consummation of the transactions contemplated thereby. The GPU Companies will also indemnify the Fuel Companies, the Trustee and the New Lenders against certain liability, hazards, contingencies and risks of loss in connection with the Fuel Companies' acquisition and lease of Nuclear Material to the GPU Companies. The GPU Companies would reimburse the Fuel Companies for all such fees, expenses and indemnification costs and all such expenses would be paid as additional rent payments under the amended and restated Existing Lease Agreements.
      In connection with the New Credit Facilities, the GPU Companies also propose to amend and restate each of the Existing Lease Agreements between the GPU Companies and TMI-1 Fuel Corp. and Oyster Creek Fuel Corp. in certain

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limited respects. (The Existing Lease Agreements,  as proposed to be amended and
restated,   are  herein   referred  to  as  the  "Amended  and  Restated   Lease
Agreements"). The Amended and Restated Lease Agreements would, among other things, reflect (i) a reduction in the maximum aggregate value of Nuclear Material to be leased thereunder from $210,000,000 to $190,000,000 (and a concurrent reduction in the related sublimits for JCP&L, Met-Ed and Penelec to $115 million, $50 million and $25 million, respectively); (ii) the establishment of the New Credit Facilities with the New Lenders; and (iii) certain other
modifications   to  the   representations,   covenants  and  events  of  default
provisions. The GPU Companies would continue to pay a BTU Charge and a Lease Rate ("Basic Rent") as under the Existing Lease Agreements, although the new Lease Rate would be based on the rates of the New CP Notes and/or the new promissory notes. In addition, the GPU Companies would execute new letters of representation to the New Lenders regarding performance under the Amended and Restated Lease Agreements and preservation of collateral, and conforming changes would be made to the Trust Agreement and ancillary lease and financing documents, including the Security Agreement.

            The Application and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _________, 1998 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the applicant at the address specified above. Proof of service (by affidavit, or in case of an attorney at law, by certificate) should be filed with the request. Any request for a hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application, as it may be amended, may be granted.